

Mail Stop 3720

February 5, 2008

Mr. Frank B. Manning
President and Chief Executive Officer
Zoom Technologies, Inc.
207 South Street
Boston, MA 02111

> **Re:    Zoom Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 0-19672**

Dear Mr. Manning:

　　We have reviewed your supplemental response letter dated December 20, 2007 and we have the following comments.  As noted in our comment letter dated November 20, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

September 30, 2007 Form 10-Q

1.　　Please expand your response to comment 3 to describe more fully the majority ownership group of Unity Business Networks.  Identify the four other non-Zoom Board members.  Tell us the ownership and voting percentage of each and describe their management responsibilities over Unity Business Networks.  Confirm for us and explain how the cohesiveness of this management/owner group deprives Zoom Technologies' board representative of significant influence on the Board and over Unity Business Networks.

\* \* \* \*

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director